July 20, 2006

Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Request for Extension of Response Time to Mr. Rosenberg’s July 5, 2006 Comment Letter on the Alkermes, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 (File No. 001-14131).

Dear Mr. Rosenberg:
Further to the telephone discussion between Tabatha Akins, Staff Accountant from your office, and Iain Brown of Alkermes, Inc. on July 19, 2006, we are requesting an extension of time to file our complete response on the above-referenced matter. We have committed to respond not later than Wednesday, August 2, 2006, versus the initial requirement for filing by Wednesday, July 19, 2006.
We appreciate this extension that will allow us to formulate thorough responses to the SEC comments. If you have any questions with regard to this correspondence, please contact me at (617) 583-6127.

Sincerely,

/s/ James M. Frates
James M. Frates
Chief Financial Officer